EXHIBIT 3.5

FIRST AMENDMENT TO
CERTIFICATE OF DESIGNATIONS, VOTING POWERS AND RIGHTS
OF SERIES A CONVERTIBLE PREFERRED STOCK
OF
WELLQUEST MEDICAL & WELLNESS CORPORATION

OCTOBER 8, 2008

WellQuest Medical & Wellness Corporation, a corporation organized and existing under the Oklahoma General Corporation Act (the "Company"), DOES HEREBY CERTIFY:

A.
That, on or about January 28, 2005, pursuant to authority conferred upon the Board of Directors by the Company's Certificate of Incorporation and pursuant to the provisions of Section 1032 of the Oklahoma General Corporation Act, as amended, the Company’s stockholders and Board of Directors, pursuant to written Combined Actions of the Stockholders and Board of Directors executed on January 28, 2005, unanimously adopted resolutions providing for the creation and issuance of up to 50,000 shares of a new series of shares of the Company's authorized preferred stock designated as "Series A Convertible Preferred Stock" (“Series A Preferred Stock”); and

B.
That the designations, voting powers and rights of the holders of Series A Preferred Stock were, as established by the stockholders and the Board of Directors, were set forth in a Certificate of Designations, Voting Powers and Rights (the “Certificate”) which was filed with the Oklahoma Secretary of State on February 18, 2005; and

C.
That the Board of Directors and the holders of a majority of the Series A Preferred Stock have determined that it is in the best interests of the Company to increase the aggregate number of authorized shares of Series A Preferred Stock by 25,000 shares, for a total of 75,000 shares in that class of stock; and

D.
That, pursuant to authority conferred upon the Board of Directors by the Company's Certificate of Incorporation, as amended, and pursuant to the provisions of Sections 1032, 1073, 1077 of the Act, a unanimous Board of Directors and the holders of a majority of the Series A Preferred Stock of the Company, by means of a Combined Written Consent to Actions of a Majority of the Preferred Stockholders and the Board of Directors of the Company in lieu of a Meeting (the “Consent”), executed to be effective on October 8, 2008, adopted the following resolutions providing for the increase the aggregate number of authorized shares of Series A Preferred Stock by 25,000 shares, for a total of 75,000 shares in that class of stock, and amending the Certificate as follows:

1

	a)	Section 1 of the Certificate is amended to read, in its entirety, as follows:

		1.	Designation and Amount. The shares of this series of preferred stock shall be designated as "Series A Convertible Preferred Stock," par value $0.01 per share, and the number of shares constituting this series shall be 75,000.

	b)	Section 2(v) of the Certificate is amended to read, in its entirety, as follows:

		2.	Certain Definitions. The following terms shall have the respective meanings indicated:

(v)
Shareholders' Agreement means that certain Shareholders' Agreement dated as of February 8, 2005, between the Company and the other parties named therein, which was terminated by the Company and the stockholders.

E.	The Certificate remains in effect, except as expressly amended hereby.

IN WITNESS WHEREOF, the Company has caused this Certificate to be signed by Stephen H, M Swift, its President, and attested by John M, O'Connor, its Secretary, this 8th day of October, 2008.

WELLQUEST MEDICAL & WELLNESS CORPORATION By /s/ STEPHEN H. M. SWIFT Stephen H. M. Swift, President

ATTEST: By: /s/ JOHN M. O’CONNOR John M. O’Connor, Secretary

3